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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 15, 2006

eNotes Systems, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**000-30536**	**22-3530573**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17383 Sunset Boulevard, Suite B-280	
Pacific Palisades, CA	**90272**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (310) 566-4765

TotalMed, Inc., 162 M Homestead Street, Manchester, CT 06040
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

Effective June 15, 2006, the Registrant filed a Certificate of Ownership with the Secretary of State of the State of Delaware thereby (i) effecting the merger into the Registrant of its wholly-owned subsidiary, eNotes Systems, Inc., and (ii) changing the name of the Registrant from TotalMed, Inc. to eNotes Systems, Inc. The Certificate of Ownership serves as an amendment to the Registrant's Certificate of Incorporation, as amended. The filing of the Certificate of Ownership was approved by the Registrant's board of directors on May 26, 2006 and filed with the Secretary of State of the State of Delaware on May 30, 2006.

Item 8.01. Other Events

In connection with the above described name change, effective June 15, 2006, the trading symbol of the Registrant's common stock was changed from "TTMD" to "ENSY". The Registrant's common stock is dually quoted on the "Pink Sheets" and the OTC Bulletin Board.

Item 9.01   Financial Statements and Exhibits

    (d)   Exhibits

      3.1   Certificate of Ownership, as filed with the Secretary of State of the State of Delaware on May 30, 2006 and effective June 15, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 16, 2006

eNotes Systems, Inc.

/s/   Jeffrey Eng

_____

Jeffrey Eng, President



Exhibit 3.1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF OWNERSHIP, WHICH MERGES:

"ENOTES SYSTEMS, INC.", A FLORIDA CORPORATION,

WITH AND INTO "TOTALMED, INC." UNDER THE NAME OF "ENOTES SYSTEMS, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE THIRTIETH DAY OF MAY, A.D. 2006, AT 4:06 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF OWNERSHIP IS THE FIFTEENTH DAY OF JUNE, A.D. 2006, AT 12:01 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2782513 8100M

060518720

AUTHENTICATION: 4783469

DATE: 05-30-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:06 PM 05/30/2006
FILED 04:06 PM 05/30/2006
SRV 060518720 - 2782513 FILE

CERTIFICATE OF OWNERSHIP
MERGING

eNotes Systems, Inc.

INTO

TotalMed, Inc.

(Subsidiary into Parent Merger pursuant to Section 253 of the General Corporation Law of Delaware)

TOTALMED, INC., a corporation incorporated on the 7th day of **August, 1997**, pursuant to the provisions of the General Corporation Law of the State of Delaware;

DOES HEREBY CERTIFY that **TotalMed, Inc**. owns 100% of the capital stock of **eNotes Systems**, Inc., a corporation incorporated on the 16th day of **March 2006**, pursuant to the provisions of the *Florida Statutes and that* **TotalMed**, *Inc., by a resolution of its* Board of Directors duly adopted at a meeting held on the 26th day of **May 2006**, determined to merge, effective the 15th day of **June 2006**, into itself said eNotes Systems, Inc., which resolution is in the following words to wit:

WHEREAS *Total Med, Inc. lawfully owns 100% of the outstanding stock of eNotes* **Systems, Inc.**, a corporation organized and existing under the laws of **Florida** ,and

WHEREAS TotalMed, Inc desires to merge into itself the said **eNotes Systems, Inc**. and to be possessed of all the estate, property, rights, privileges and franchises of said corporation,

NOW, THEREFORE, BE IT RESOLVED, that TotalMed, **Inc** merge into itself said **eNotes Systems, Inc**. and assumes all of its liabilities and obligations, and

FURTHER RESOLVED, that an authorized officer of **TotalMed, Inc** be and he is hereby directed to make and execute a certificate of ownership setting forth a copy of the resolution to merge said **eNotes Systems,** Inc. and assume its liabilities and obligations, and the date of adoption thereof, and the effective date thereof, and to file the same in the office of the Secretary of State of Delaware, and a certified copy thereof in the office of the Recorder of Deeds of New Castle County; and

FURTHER RESOLVED that TotalMed, Inc. relinquishes its corporate name and assumes in place thereof the name **eNotes Systems**. **Inc**.; and

FURTHER RESOLVED, that the officers of **TotalMed, Inc** be and they hereby are authorized and directed to do all acts and things whatsoever, whether within or without the State of Delaware; which may be in any way necessary or proper to effect said merger.

IN WITNESS WHEREOF, TotalMed, Inc has caused its corporate seal to be affixed and this certificate to be signed by an authorized officer this 26th day of May 2006 to be effective at 12:01 A.M., E.S.T. on June 15, 2006.

By: _Jeffrey Eng_____
Signature of Authorized Officer

Name: Jeffrey Eng

Title: President